Exhibit 99.1

Zai Lab Announces Pricing of Public Offering of American Depositary Shares

SHANGHAI, China, September 6, 2018 (GLOBE NEWSWIRE) – Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ:ZLAB), a Shanghai-based innovative biopharmaceutical company, today announced the pricing of its underwritten public offering of $150,000,000 of American Depositary Shares (“ADSs”) representing ordinary shares of the Company.

Zai Lab sold 7,500,000 ADSs at a price of US$20.00 per ADS. Each ADS represents one ordinary share of Zai Lab. The gross proceeds to Zai Lab from the offering, before deducting underwriting discounts and commissions and other offering expenses, are expected to be approximately $150,000,000. In addition, Zai Lab has granted the underwriters a 30-day option to purchase up to an additional 1,125,000 ADSs at the public offering price, less underwriting discounts and commissions. The offering is expected to close on September 10, 2018, subject to customary closing conditions.

J.P. Morgan, Citigroup, Jefferies and Leerink Partners are acting as joint book-running managers for the offering.

A registration statement on Form F-1 relating to the securities sold in this offering has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. Copies of the registration statement related to this offering can be accessed through the SEC’s website at www.sec.gov.

This offering is being made only by means of a prospectus. A final prospectus, when available, may be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204 or email: prospectus-eq_fi@jpmchase.com, (ii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or telephone: 1-800-831-9146 (iii) Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 1-877-821-7388, or by email at Prospectus_Department@jefferies.com or (iv) Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, telephone: 1-800-808-7525 ex. 6132 or email: syndicate@leerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. The Company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China’s pharmaceutical market and addressing unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

ZAI LAB CONTACTS:

Zai Lab

Billy Cho

+86 21 6163 7322

billy.cho@zailaboratory.com

Media: Nancie Steinberg & Robert Flamm

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 318, nsteinberg@burnsmc.com

212-213-0006, ext. 364, rflamm@burnsmc.com

Investors: Jill Steier

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 364, jsteier@burnsmc.com